

02003600

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13103

RECEIVED MAR 05 2002 143

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DOLLAR DIRECTORS, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1260 HAVANA STREET
(No. and Street)

AURORA, COLORADO 80010-3340
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT M. CHARLSON 303-366-2245
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JAMES F. HASKINS, CPA
(Name — *if individual, state last, first, middle name*)

4105 DOUGLAS MOUNTAIN DRIVE GOLDEN, COLORADO 80403
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/19

OATH OR AFFIRMATION

I, ROBERT M. CHARLSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

DOLLAR DIRECTORS, INC., as of

Dec 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Notary Public

Signature

PRESIDENT

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOLLAR DIRECTORS, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
for the years ended
December 31, 2001 and 2000

CONTENTS

	Page
Report of Independent Public Accountants	1
Financial statements:	
Statements of financial condition	2
Statements of operations	3
Statements of changes in stockholders' equity	4
Statements of cash flows	5
Notes to financial statements	6-7
Supplementary information:	
Computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934	8
Reconciliation of the computation of net capital with corresponding most recent unaudited Part Ii of the Financial and Operational Combined Uniform Single Report	8
Accountants' Report on Internal Accounting Control	9-10

JAMES F HASKINS, P.C.
CERTIFIED PUBLIC ACCOUNTANT
4105 DOUGLAS MOUNTAIN DRIVE
GOLDEN, COLORADO, 80403
TEL 303-277-1264 FAX 303-279-4915

February 22, 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Board of Directors
Dollar Directors, Inc.

We have audited the accompanying statement of financial condition of Dollar Directors, Inc. as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dollar Directors, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. Supplementary information on page eight is presented for purposes of additional analysis and is not a required part of the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.



James F. Haskins, P. C.

DOLLAR DIRECTORS, INC.
STATEMENTS OF FINANCIAL CONDITION
as of December 31, 2001 and 2000

ASSETS	2001	2000
Cash	$ 2,257	$ 4,218
Marketable Securities, at Fair market value	26,497	23,174
Property and Equipment, Net of Accumulated Depreciation of $5,703 and $5,703 in 2001 and 2000. Respectively		
	$ 28,754	$ 27,392

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Liabilities:		
Stockholders' Equity:		
Commonstock, 500 shares, $100 par value authorized, 167 shares issued and outstanding	$ 16,700	$ 16,700
Retained Earnings:	12,054	10,692
	$ 28,754	$ 27,392

The accompanying notes are an integral part of the financial statements.

DOLLAR DIRECTORS, INC.
STATEMENTS OF OPERATIONS
for the years ended December 31, 2001 and 2000

	2001	2000
Income:		
Investment sales income	$12,716	$12,716
Other income	5,975	5,542
	14,589	18,258
Expenses:		
Commissions paid	11,701	14,494
General and administrative expenses	1,526	1,109
	13,227	15,603
Net Income	$ 1,362	$ 2,655

The accompanying notes are an integral part
of the financial statements.

DOLLAR DIRECTORS, INC.
STATEMENTS OF CHANGE IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2001 and 2000

	Common stock		Retained Earnings
	Shares	Par Value	
Balance at December 31, 1999	167	$16,700	$ 8,037
Net Income			2,655
Balance at December 31, 2000	167	16,700	10;692
Net Income			1,362
Balance at December 31, 2001	167	$16,700	$12,054
	===	========	========

The accompanying notes are an integral of the financial statements

DOLLAR DIRECTORS, INC.

STATEMENTS OF CASH FLOWS
for the years ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net Income	$ 1,362	$ 2,655
Adjustments to reconcile net (loss) to, income cash used in operating activities:	-0-	-0-
Net cash provided by operating activities	1,362	2,655
Net cash used by investing activities:		
Purchase of securities	(3,023)	(1,207)
Net Increase (Decrease) in cash	(1,661)	1,448
Cash, beginning of the year	4,218	2,770
Cash, end of the year	$ 2,257	$ 4,218

The accompanying notes are an integral part of the financial statements.

DOLLAR DIRECTORS, INC.
NOTES TO FINANCIAL STATEMENTS
At December 31, 2001

1. Accounting Policies

The following is a summary of significant accounting and financial reporting policies followed in the preparation of these financial statements.

(a) Business Activity

The Company is a registered broker-dealer and a member of the National Association of Securities Dealers.

(b) Property and Equipment

Property and equipment, principally office equipment, are carried at cost. Depreciation was computed on the straight-line method over the estimated useful life of the assets, and at the balance sheet date had been fully depreciated.

2. Related Party Transactions

Included in the financial statements are various transactions with the Company's stockholder. Items affecting the statement of operations were not significant. Sales commissions of $4,475 in 2001 and $4,862 in 2000 which were paid to a stockholder.

3. Income Taxes

The Company is a "S" Corporation under the provisions of the Internal Revenue Code and accordingly, there was no income tax liability at December 31, 2001 and 2000.

4. Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. At December 31, 2000 and 1999, the Company had net capital of $28,224 and $26,929 respectively, which met the minimum net capital requirements of $5,000 at December 31, 2001 and $5,000 at 2000.

The Company is required to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Since the Company had no indebtedness at either December 31, 2001 or 2000, it met that requirement.

5. Cash Reserve Requirements

The Company is exempt from the cash reserve requirements of Rule 15c3-3 of the Securities and Exchange Act of 1934 since it has no margin accounts and does not hold funds or securities for, or owe money or securities to its customers.

SUPPLEMENTARY INFORMATION

Computation of net capital pursuant to rule 15c3-1 of the Securities and Exchange Act of 1934

	Year ended December 31,	
	2001	2000
Total ownership equity	$28,754	$27,392
Adjustment-nonallowable assets from statement of financial condition	530	463
Net capital	$28,224	$26,929
Required capital:		
Great of:		
6-2/3% of aggregate indebtedness	$ -0-	-0-
Minimum dollar net capital	$ 5,000	$ 5,000
Required capital	$ 5,000	$ 5,000
Aggregate indebtedness:		
Liabilities	$ -0-	$ -0-
Ratio of aggregate indebtedness to net capital	Adequate	Adequate

Reconciliation of the computation of net capital with corresponding most recent unaudited Part IIA of Financial and Operational Combined Uniform Single Report

	2001	2000
Net capital per Part IIA of Financial and Operational Combined Uniform Single Report at December 31, 2000 and 1999	$ 28,224	$ 26,929
Reconciling items:		
None		
Net capital at December 31, 2000 and 1999	$ 28,224	$ 26,929

The accompanying notes are an integral part of the financial statements

JAMES F HASKINS, P.C.
CERTIFIED PUBLIC ACCOUNTANT
4105SDOUGLAS MOUNTAIN DRIVE
GOLDEN, COLORADO, 80403
TEL 303-277-1264 FAX 303-279-4915

February 22, 2002

To the Board of Directors
Dollar Directors, Inc.

In planning and performing our audit of the financial statements of Dollar Directors, Inc. for the year ended December 31, 2001 we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(1)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 4(c) of regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

A material weakness is a condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses as defined above. However, we noted no matters involving the internal control structure and its operation that we consider to be material weaknesses under standards established by the American Institute of Certified Public Accountants.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. (or other designated regulatory organization) and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.



James F. Haskins P.C.